Mail Stop 4-6


      February 2, 2005


Craig A. Parker
General Counsel and Secretary
Emageon Inc.
1200 Corporate Drive, Suite 200
Birmingham, Alabama 35242

Re:  	Emageon, Inc.
	Filed January 25, 2005
	Amendment No. 2 to Form S-1
	File No. 333-120621

Dear Mr. Parker:

    We have reviewed your responses and amendment to Form S-1 and have the following comments.

Stock Split, page 4

1. We note that the audited financial statements do not give effect to the 1 for 8.25 stock split that is expected to occur prior to the closing of this offering. Tell us how and when you intend to reflect this stock split in your financial statements. Refer to SAB Topic 4.C.

Prior comment no. 6, Backlog

2. Revise your disclosures surrounding backlog to clarify use of the term "beyond". For example, do you expect the remaining contractual backlog to be recognized one year beyond 2007 or ten years beyond 2007? Elsewhere in the document you indicate your PCS arrangement have terms of one to seven years, with a typical duration of five years (page 28). This disclosure suggests that you will recognize the majority of the remaining contractual backlog over the next five years. If so, please revise to clarify the period the remaining backlog will be recognized. If you expect the remaining contractual backlog to be recognized over a different period, please advise and revise to clarify.

Prior Comment No. 11, Results of Operations

3. In your revised disclosures, you indicate that the shift from term to perpetual licenses impacted the growth in revenue for the twelve-month period ending December 31, 2003 more than in the nine-month period ending September 30, 2004. You state that the increase in revenue as a result of the shift to perpetual licenses was $3.9 for the twelve month period ending December 31, 2003 versus $1.6 for the nine month period ending September 30, 2004. This result appears inconsistent with our expectations based on certain disclosures elsewhere in the document related to the number and timing of new perpetual licenses. On page 34 you state that only three of nine new license agreements were perpetual for the nine months ended September
30, 2003 versus 11 of 12 for the nine months ended September 30, 2004. Based on those facts we would have expected the impact of the shift to perpetual from term to be much greater for the nine months ended September 30, 2004 than the twelve months ended December 31, 2003. Help us understand this possible inconsistency. Also, provide us with your calculations for determining the impact of the shift to perpetual licenses.

4. We note you have provided new disclosure surrounding your quarterly results of operations on page 38. Please revise to explain and quantify, as necessary, how the shift from term licenses to perpetual licenses has impacted your quarterly revenue growth.

Prior Comment No. 14, Commissions

5. Your response to Prior Comment no. 14 indicates that the gross amount of the calculated adjustment of $(5,346) is immaterial for the nine months ended September 30, 2004 and the audited financial statements have not been changed. You further indicate that you have made the appropriate updates to your quarterly financial information for 2004 (page 38). Help us understand the changes that you made to your quarterly information. Since the sum of your quarters is equal to the nine-month results, it appears that one of your quarters does not yet reflect the change. Clarify the quarter affected and confirm supplementally that your quarter ended June 30, 2004 (the only period with operating income) is properly stated.



*  *  *  *  *  *  *


    	You may contact Steven Williams at 202-824-5540 or Lisa Mitrovich, Assistant Chief Accountant, at 202-942-1836, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-942-1861. If you require further assistance you may contact the undersigned at 202-942-1800.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:	Via facsimile:  404-815-6555
      Daniel T. Falstad, Esq.
      Martin R. Tilson, Esq.
      Matthew Morrison, Esq.
	Kilpatrick Stockton LLP
	1100 Peachtree Street
      Atlanta, Georgia  30309